MANAGEMENT’S DISCUSSION & ANALYSIS

SEPTEMBER 30, 2019

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

This Management’s Discussion and Analysis (“MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity, and capital resources for the three and nine months ended September 30, 2019. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018, and the related notes contained therein which have been prepared under International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board. The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2018 and 2017, and the related notes contained therein. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), is available on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively, and the first and second half of the Company’s fiscal years are referred to as “H1” and “H2”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is November 8, 2019. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the Company’s outlook; strategic plans; the timing and expectations for the Company’s exploration drilling programs of the Las Chispas property, including the construction of underground workings and vein drifting; stockpiling of mineralized material and grades, mineralization estimates and grades for drill intercepts; permitting for various work; optimizing and updating the Company’s resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; the accessibility of future mining at the Las Chispas property; intended use of available funds; and expectations regarding the Company’s ability to manage capital resources and meet working capital requirements.

Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Reference should be made to “Risk Factors” in the AIF for disclosures of risk factors relating to the Company.

Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended, and historically have not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not be converted to mineral reserves; they may be included in feasibility or pre-feasibility studies but are normally treated as waste. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of SEC Industry Guide 7.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

1.      DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating silver/gold mines in the Americas.

At September 30, 2019, the Company had a total of four exploration properties: Las Chispas, Cruz de Mayo, Angel de Plata, and Estacion Llano. The Company’s current focus is the Las Chispas Property (or the “Property”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property is in a prolific mining area with nearby precious metal producers, and consists of 28 concessions totaling approximately 1,400 hectares. The Company has identified 36 epithermal veins on the Property. Only 10 of these 36 veins were included in the preliminary economic assessment described below. It is anticipated that 8 of the 36 veins will be incorporated into the reserve estimation, with additional veins to be recorded in the Company’s resource, for the Feasibility Study scheduled for completion in H1 2020.

The 36 veins identified on the Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide. Veins consist of quartz with calcite veining, stockwork, and or breccia. The in-situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold and contains minor base metals. High-grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High-grade discoveries are being made on faulted extensions of unmined veins and down plunge high-grade extensions away from historic workings. To the Company’s knowledge, all discoveries to date had not been drill-tested until SilverCrest initiated its program in 2016.

Details of the Company’s other four properties are available on the Company’s website, www.silvercrestmetals.com.

2.      HIGHLIGHTS

During the nine months ended September 30, 2019, the Company incurred an additional $31.7 million on the Las Chispas Project, for total project-to-date expenditures of $62.9 million as of September 30, 2019. The Company’s key events and highlights from January 1 to November 8, 2019, include the following:

Las Chispas Project Exploration Program

Preliminary Economic Assessment (“PEA”)
The Company filed a technical report entitled “Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico”, effective May 15, 2019, as amended and dated July 19, 2019 (the “PEA”), available on SEDAR (www.sedar.com) or the Company’s website (www.silvercrestmetals.com). The Company cautions that the results of the PEA are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have economic consideration applied to them to be classified as mineral reserves. There is no certainty that the results of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA is the first economic assessment of a potential underground mining operation and has taken into account the combined geological, mining, metallurgical, processing, and permitting considerations into a financial assessment. The work is based largely on exploration work completed by SilverCrest, and is an early-stage snap shot of a conceptual mining operation which lacks the detailed investigations and engineering required to advance the project towards production. Conclusions drawn from this work provide an estimate for the time and work needed to move the Las Chispas Project from the current PEA level to a feasibility study level. There are many opportunities that potentially could improve upon the economics of the PEA. Please refer to Section 24 of the PEA for more information. As recommended in the PEA, the Company plans to complete a feasibility study with site work by H1, 2020 for approximately US$20.6 million. Site work, which commenced mid-May 2019, includes metallurgical testing, geotechnical work and analysis, hydro-geology, trade-off mining studies, ongoing environmental baseline work, tailings characterization, tailings underground backfill study, and additional survey work.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

Dollar amounts in this section (PEA) of the MD&A are USD. The PEA Base Case uses a 5% discount rate, metal prices of $16.68/oz silver (Ag) and $1,269/oz Gold (Au) (~3-year historical average) and Mexico Peso/US$ exchange rate of 20:1.

Highlights of the Base Case economic estimates used for the PEA are as follows:

Abbreviations and assumptions

Tonnes per day (“tpd”)	Life of mine (“LOM”)
Grams per tonne (“gpt”)	Dollar amount per tonne (“$/t”)
Ounces (“oz”)	All in sustaining costs (“AISC”)
Silver equivalent (“AgEq”)	Internal rate of return (“IRR”)

Las Chispas PEA Summary (Base Case)
Throughput (tpd)	1,250
Mine Life	8.5 years
Diluted Resource (Tonnes)	3,861,000

Average Diluted Silver Grade (gpt)	411.0
Average Diluted Gold Grade (gpt)	4.05
Average Diluted AgEq(1) Grade (gpt)	714

Contained Silver oz(3)	51,004,000
Contained Gold oz (3)	502,200
Contained AgEq oz(1)(3)	88,666,000

Silver Recovery	89.9%
Gold Recovery	94.4%

Payable Silver oz (LOM)	45,765,000
Payable Gold oz (LOM)	473,100
Total AgEq(1) oz	81,247,000

Average Annual Production (LOM)
-Silver oz	5,384,000
-Gold oz	55,700
-AgEq(1) oz	9,559,000

Average Annual Production (Years 1-4)
-Silver oz	7,575,000
-Gold oz	81,600
-AgEq(1) oz	13,694,000

Mining Cost ($/t) (2)	$50.91
Processing Cost ($/t)	$32.61
G&A Cost ($/t)	$15.14
Total Operating Cost ($/t)	$98.66
Initial Capital Cost ($ million)	$100.5
LOM Sustaining Capital Cost ($ million)	$50.3

LOM AISC ($/oz AgEq(1))	$7.52
Years 1-4 AISC ($/oz AgEq(1))	$4.89

After-Tax IRR	78%
NPV (5%, $ million)	$406.9
Undiscounted LOM net free cash flow ($ million)	$522.5
Payback period	9 months

(1)	AgEq based on 75 (Ag):1 (Au), calculated using long-term silver and gold prices of $17 per ounce silver and $1,225 per ounce gold with average metallurgical recoveries of 90% silver and 95% gold.
(2)	Includes expensed lateral development, but excludes capitalized ramp and vertical development.
(3)	Contained ounces for gold and silver are estimated to include 29% indicated resources and 71% inferred resources.

Exploration Drilling
The Company completed 126,000 metres of infill and expansion drilling during the nine months ended September 30, 2019 (91,000 infill and 35,000 expansion) and plans for 50,000 to 55,000 metres of infill and expansion drilling for Q4, 2019. As of September 30, 2019, the Company has drilled a cumulative 981 holes for 265,000 metres since inception. Results from February 2019 onwards are expected to be presented in a sixth technical report, the Feasibility Study, anticipated in H1, 2020.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

During Q3, 2019, the Company announced further in-fill and expansion drill results. Please refer to the news releases dated August 28 and October 9, 2019, for additional detail. The Company also announced higher grades (in relation to the Babicanora Vein) in the 180-metres of mined vein strike length compared to the grades assumed in the PEA. Please refer to the news release dated October 16, 2019 for additional detail.

Other ongoing site work includes feasibility assessment work, vein drifting and stockpiling of the Babicanora Vein material (see below), an extensive metallurgical test program, drilling large diameter wells for site water, and permitting for various additional work.

During the nine months ended September 30, 2019, the Company incurred $31.7 million at Las Chispas, and a cumulative of $62.9 million since inception. The Company estimates spending a total of approximately $14.1 million (or US$10.6 million) in Q4, 2019.

Exploration Decline
In H1, 2019, the construction of a 586-metre exploration decline (Santa Rosa, 4.5 metre by 4.0 metre) into the high-grade Area 51 zone of the Babicanora Vein was completed, successfully intersecting the Babicanora Vein in June 2019. As of September 30, 2019, a total of 1,360 metres of underground work has been completed including 208 metres of drifting on the strike of the vein, with approximately 4,057 tonnes of mineralized material stockpiled on the surface for future processing. In Q4, 2019, in vein drifting will continue with stockpiling of mineralized material along with underground infrastructure. It is expected that the Babi Central decline will also be rehabilitated, providing a second point of access to the Babicanora vein.

Permits
On July 17, 2019, the Company received its operating permit (“MIA”) for Las Chispas for development, construction and operation of a 3,000 tpd (maximum capacity) underground mine, conventional processing plant and subsequent dry stack tailings. The MIA is conditional on several standard requirements by the Secretaria de Medio Ambiente y Recuros Naturales (“SEMARNAT”) designed to protect and monitor the environment, use of best management practices with respect to the environment, which requirements must be completed before construction and for the life-of-mine. Work related to these requirements is planned and budgeted for the balance of 2019 and the first half of 2020.

On August 22, 2019, the Company received its general explosives permit for the operational storage and use of explosives at the Las Chispas Project. Previously, the Company held a temporary explosives permit for construction.

As outlined in the PEA, there are several standard permits and requirements necessary to start operations. Two of these permits, including the MIA (which is the most significant permit), have been obtained. The remaining construction and operating permits should be obtained over the next two years, some before construction and the remainder subsequently. Remaining work related to these permits required before construction is planned for Q4, 2019 and H1, 2020. Please refer to the news release dated July 18, 2019 for additional detail.

Concessions
During the nine months ended September 30, 2019, the Company made the remaining option payments and exercised its option on five mining concessions resulting in full 100% ownership over these five concessions.

Other Properties in Mexico

In late February 2018, the Company’s subsidiary, Minera La Llamarada, S.A. de C.V. (“Llamarada”), and Oro Gold de Mexico S.A. de C.V., a subsidiary of Marlin Gold Mining Ltd., entered into an assignment of mining concession agreement for the sale and purchase of 100% title of the Guadalupe Mining Concession. The price agreed upon by the parties was US$500,000 plus value added tax (“IVA”) to be paid as follows: US$100,000 plus IVA on signing of the agreement (received); US$100,000 plus IVA no later than 12 months from the date of signing the agreement (received); and US$300,000 plus IVA on February 28, 2020. During Q3, 2019, the Company agreed to discount the remaining amount to US$250,000 plus IVA in exchange for an accelerated payment from the optionee. Accordingly, the Company received US$250,000 plus IVA and the optionee exercised its option to earn 100% title to the property.

During the nine months ended September 30, 2019, the Company formally disposed of its interest in the Huasabas Property located in Sonora, Mexico. The cancellation process for this property began in 2018 and the Company recorded the minor impairment of this property during Q3, 2018.

Subsequent to September 30, 2019, the Company delivered a notice of termination to the owner of the El Guereguito mining concession, one of the two concessions that make up the Cruz de Mayo Property.

Corporate Update

During the nine months ended September 30, 2019, corporate highlights included the following:

  In connection with Pierre Beaudoin being appointed Chief Operating Officer (“COO”) of SilverCrest effective November 13, 2018, the Company completed a January 2019 private placement with Mr. Beaudoin and his nominees of 100,000 units at $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share of the Company and a half warrant, with each whole warrant being exercisable to purchase one common share of the Company at $4.03 per share until January 11, 2021. Net proceeds from this private placement were used for general working capital purposes.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

  The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 entered into between the Company and Computershare Trust Company of Canada (“Computershare”). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement (“the Arrangement”) dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

  On May 30, 2019, SilverCrest held its Annual General Meeting of Shareholders (“AGM”) in Vancouver, BC. Shareholders voted in favour of all items of business, including fixing the number of directors at six and the election of each of the director nominees: N. Eric Fier, Ross O. Glanville, Graham C. Thody, John H. Wright, Hannes P. Portmann and Ani Markova. In addition, shareholders voted and re-appointed Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company and approved the Company’s “rolling 10%” Stock Option Plan.

  At the Board of Directors meeting following the AGM, the Board re-appointed Mr. Thody as Chairman of the Board; Mr. Fier as Chief Executive Office (“CEO”); Christopher Ritchie as President; Mr. Beaudoin as COO, Anne Yong as Chief Financial Officer (“CFO”); Nicholas Campbell as Executive Vice President, Business Development, Stephany Fier as Vice President, Exploration and Technical Services (“VP, Exploration”) and Bernard Poznanski as Corporate Secretary.

  On May 30, 2019, the Company granted 150,000 stock options with an exercise price of $4.54 and expiry date of May 30, 2024 to a new director and new members of the management team. The options vest over a one-year period, with 25% vesting after each of three months, six months, nine months and twelve months after the grant date, respectively.

  On July 17, 2019, SEMARNAT granted the Company approval of its Operating Permit for the development of its Las Chispas Project (see “2. Highlights - Las Chispas Exploration and Discoveries to Date”).

  On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25,308,855. The Company incurred $1,560,010 of related capital stock issue costs.

  On August 16, 2019, the Company completed a private placement with SSR Mining Inc. (“SSR Mining”) of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4,563,000. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $54,923 of related capital stock issue costs.

  On August 29, 2019, the Company began trading on the Toronto Stock Exchange (“TSX”) following its graduation from the TSX Venture Exchange.

  On September 4, 2019, the Company granted 975,000 stock options with an exercise price of $8.21 and expiry date of September 4, 2024 to directors, officers, employees and consultants of the Company. The options vest over a one-year period, with 25% vesting after each of three months, six months, nine months and twelve months after the grant date, respectively.

  The Company issued a total of 1,044,404 common shares at $1.45 per common share for gross proceeds of $1,514,386 upon the exercise of warrants. The Company also issued 785,000 common shares at prices ranging from $0.16 to $3.24 per common share for gross proceeds of $1,034,600 upon the exercise of stock options.

Subsequent Events

Subsequent to September 30, 2019:

  The Company issued 584,400 common shares at prices ranging from $1.45 to $2.29 per share for gross proceeds of $1,037,136 upon the exercise of warrants and 10,000 common shares at $2.30 per common share for gross proceeds of $23,000 upon the exercise of stock options.

3.      SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company’s financial statements, for each of the eight most recently completed financial quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2019	2019	2019	2018	2018	2018	2018	2017
Comprehensive loss for the period	(2,397,280)	(1,886,660)	(3,031,895)	(1,363,212)	(1,904,992)	(1,244,740)	(1,258,606)	(1,252,991)
Loss per share - basic and diluted	(0.03)	(0.02)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)

Comprehensive losses for Q3 and Q2, 2019 include significant share-based compensation expense recorded on the vesting of stock options and the added costs associated with the Company graduation to the TSX in August 2019. The increase in comprehensive loss in Q1, 2019 was a result of foreign exchange loss and share-based compensation on the vesting of stock options. The overall increase in comprehensive loss for Q3, 2018 was primarily the result of the added costs associated with the Company’s NYSE American listing in August 2018 and impairment of four of the Company’s non-core mineral properties in September 2018.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

4.      RESULTS OF OPERATIONS AND FINANCIAL CONDITION

During the three and nine months ended September 30, 2019, comprehensive losses were $2,397,280 and $7,315,835, respectively, compared to $1,904,992 and $4,408,338 for the three and nine months ended September 30, 2018. The significant variations between these quarters included the following:

	Three Months Ending			Nine Months Ending
	September 30,			September 30,
	2019	2018	Variance	2019	2018	Variance	Variance Explanation
Foreign exchange loss (gain)	230,588	20,128	210,460	1,267,432	(366,948)	1,634,380

Due to changes in the value of the Canadian dollar compared to the US dollar and Mexican peso since Q1, 2018. As at September 30, 2019, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $15.6 million (December 31, 2018 – $32.4 million) and Mexican peso cash and cash equivalents of $429,509 (December 31, 2018 – $345,809) both presented in Canadian dollar equivalents.

Share-based compensation	1,106,697	439,869	666,828	3,071,207	2,053,860	1,017,347	Greater fair value of options vesting in 2019 primarily due to increased Company share price.
Interest income	(207,628)	(101,148)	(106,480)	(753,596)	(177,803)	(575,793)	Held a greater amount of interest-bearing cash and cash equivalents. Interest rates also increased from the prior year.
Professional fees	140,580	96,431	44,149	558,612	227,751	330,861	Increased legal services in both Canada and Mexico, as well as increased overall legal and accounting services to assist with ongoing continuous disclosure filings.
Remuneration	376,944	250,488	126,456	1,010,280	737,523	272,757	Higher head-count compared to 2018 and due to increased compensation packages as a result of performance reviews in Q4, 2018.
Tradeshow and travel	207,772	112,896	94,876	599,265	356,626	242,639

Increased travel activities to have personnel attend trade and road shows in North America and Europe. In addition, during the nine months ended September 30, 2019, the Company held more investor and analyst site tours.

Exploration expenditures	52,046	26,368	25,678	241,489	8,502	232,987

Able to recover the payment of income tax installments in Mexico in Q1, 2018. In addition, since the impairment of the Company’s four non-material properties in Q3, 2018, costs related to these properties (such as concession taxes) have been expensed.

Regulatory and transfer agent fees	191,590	135,750	55,840	373,289	197,646	175,643	Primarily due to the added costs associated with listing on the TSX in August 2019 and listing on the NYSE American in August 2018.
Insurance	83,282	38,069	45,213	220,100	65,394	154,706	Obtained increased insurance coverage related to listing on the NYSE American exchange during Q3, 2018.
Management and director fees	131,314	89,946	41,368	385,055	254,185	130,870	Increased management fees to key management personnel for performance and increased compensation packages for its directors.
Office and miscellaneous	42,466	100,545	(58,079)	108,186	236,272	(128,086)	Adoption of IFRS 16 in which a right of use asset is recognized and depreciated as opposed to recording rent expense in for the Company's corporate office lease.
Depreciation	39,954	861	39,093	115,954	2,542	113,412	Due to the adoption of IFRS 16, the Company began to recognize depreciation on its right of use asset during 2019.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

5.      LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets
At September 30, 2019, the Company held $42.9 million (December 31, 2018 – $44.0 million) as cash and cash equivalents. The significant factors for the decrease in cash and cash equivalents from December 31, 2018 to September 30, 2019 include:

  $7.9 million (first nine months of 2018 – $3.9 million) used in operating activities (see “4. Results of Operations and Financial Condition”) in the nine months ended September 30, 2019;

  $24.0 million (first nine months of 2018 – $11.2 million) used in investing activities, primarily consisting of $24.7 million (first nine months of 2018 – $11.1 million) for exploration and evaluation expenditures (see “2. Highlights - Las Chispas Exploration and Discoveries to Date”) and the purchase of property and equipment of $452,911 (first nine months of 2018 – $329,783) which was offset by the receipt of option payments of $456,844 (first nine months of 2018 – $126,007); and

  $30.8 million (first nine months of 2018 – $19.0 million) generated by financing activities, primarily from the completion of the short-form prospectus offering, the private placement with SSR Mining, and the exercise of options and warrants. See “2. Highlights – Corporate Update”.

The amounts receivable balance of $274,726 (December 31, 2018 – $170,574) as of September 30, 2019, consists primarily of $15,723 (December 31, 2018 – $79,105) due from Goldsource Mines Inc. (“Goldsource”, see “8. Related Party Transactions”), interest receivable of $141,586 (December 31, 2018 – $46,886), and $85,897 (December 31, 2018 – $40,499) due from related parties.

Taxes receivable increased to $6.6 million (December 31, 2018 – $3.9 million) as of September 30, 2019, which consisted of value added taxes (“IVA”) in Mexico of $6.5 million (December 31, 2018 – $3.9 million) and goods and services taxes in Canada of $66,566 (December 31, 2018 – $36,519) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of the IVA it has recorded this receivable as a non-current asset.

Property and equipment increased to $2.2 million (December 31, 2018 – $1.3 million) primarily due to the construction of buildings and purchase of vehicles for use at Las Chispas and the recognition of a Right of Use Asset cost of $645,052 related to the adoption of IFRS 16.

Exploration and evaluation assets increased to $62.9 million (December 31, 2018 – $31.6 million) as of September 30, 2019, due to the exploration program at Las Chispas (see “2. Highlights – Las Chispas Exploration and Discoveries to Date”). During the nine months ended September 30, 2019, total expenditures (including indirect costs) for constructing the Area 51 decline and underground workings were $6.3 million (first nine months of 2018 – $Nil). In addition to ongoing expansion and in-fill drilling, the Company constructed a 586-metre exploration decline ahead of schedule. As of September 30, 2019, a total of 1,360 metres of underground work had been completed.

Liabilities
As at September 30, 2019, accounts payable and accrued liabilities amounted to $7.1 million (December 31, 2018 – $1.5 million), which relates to various contractual commitments in the normal course of business. In addition, due to the adoption of IFRS 16 effective January 1, 2019, lease liabilities amounted to $553,855 as at September 30, 2019.

Liquidity outlook and risks
While the Company currently has no source of revenue, its cash and cash equivalents of $42.9 million contribute to working capital of $36.5 million (as of September 30, 2019), which management believes will be sufficient to fund its minimum exploration activities and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. To advance beyond the currently planned underground and surface exploration programs at Las Chispas, the Company may require additional financing, which is subject to a number of factors, many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

Commitments
The Company leases its head office under a non-cancellable operating lease expiring within five years. On renewal, the terms of the lease are renegotiated. In 2018, excess office space was sublet to a third party under a non-cancellable operating lease expiring in two years. During Q2, 2019, the Company and sublessee terminated this sub-lease agreement. Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

Lease liabilities	September 30, 2019
Lease liabilities	$553,855
Less: current portion	(173,093)
Long-term portion	$380,762

Undiscounted lease payments	September 30, 2019
Not later than 1 year	$181,184
Later than 1 year and not later than 5 years	477,301
$658,485

6.      FINANCINGS

December 7, 2018 Financing
On December 7, 2018, the Company completed a private placement with SSR Mining for gross proceeds of $30.7 million ($30.4 million net proceeds). During the nine months ended September 30, 2019, the Company fully used these funds as part of the $31.7 million of expenditures at Las Chispas (see “2. Highlights – Las Chispas Exploration and Discoveries to Date”).

August 2019 Financings
On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25.3 million ($23.7 million net proceeds). The Company intends to use these proceeds towards completing a feasibility study, in-fill and expansion drilling, underground exploration and development, permitting and water rights, and general working capital and administrative expenses.

On August 16, 2019, the Company completed a private placement with SSR Mining of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4.6 million ($4.5 million net proceeds). SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company intends to use these proceeds for general working capital.

7.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable, and lease liability. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement. The Company’s cash and cash equivalents are measured using level 1 inputs. The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Please refer to note 12 of the audited consolidated financial statements. Where material, these risks are reviewed and monitored by the Board of Directors.

8.      RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2019, the Company paid or accrued professional fees of $135,522 (September 30, 2018 – $54,631) and capital stock issuance costs of $128,792 (September 30, 2018 – $111,916), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At September 30, 2019, $19,166 (December 31, 2018 – $105,375) was payable to Koffman Kalef LLP.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s CEO, President, CFO and COO. Key management personnel compensation is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2019	September 30, 2018
Management fees(1)	$251,622	$183,750
Management remuneration(2)	524,947	275,143
Director fees	126,305	52,435
Share-based compensation(3), (4)	3,515,433	1,869,712
	$4,418,307	$2,381,040

(1)	Management fees were paid to a company controlled by the CEO.
(2)

During the nine months ended September 30, 2019, remuneration and short-term benefits were paid to the President, CFO, and COO, of which $178,673 (September 30, 2018 – $Nil) was recorded as exploration and evaluation expenditures. During the nine months ended September 30, 2018, remuneration and short-term benefits were paid to the President and CFO.

(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to all directors and officers of the Company.
(4)

During the nine months ended September 30, 2019, the Company recorded share-based compensation of $1,029,445 (September 30, 2018 – $Nil) for the vested portion of options granted to the COO and the VP, Exploration of which $775,196 was recorded as exploration and evaluation expenditures and $254,249 was expensed.

Other transactions

During the nine months ended September 30, 2019, the Company:

  paid remuneration of $121,954 (September 30, 2018 – $112,545) to the VP, Exploration, who is an immediate family member of the CEO, of which $56,819 (September 30, 2018 – $65,691) was recorded as exploration and evaluation expenditures and $65,135 (September 30, 2018 – $46,854) was expensed. During the nine months ended September 30, 2018, before being appointed VP, the Company recorded $141,062 of share-based compensation for the vested portion of stock options granted to this employee, of which $82,336 was recorded as exploration and evaluation expenditures and $58,726 was expensed;

  paid remuneration of $76,036 (September 30, 2018 – $68,671) to an employee (Nathan Fier) providing technical services who is an immediate family member of the CEO, of which $53,758 (September 30, 2018 – $48,049) was recorded as exploration and evaluation expenditures and $22,278 (September 30, 2018 – $20,622) was expensed. The Company also recorded share-based compensation of $74,488 (September 30, 2018 – $31,801) for the vested portion of stock options granted to this employee, of which $54,052 (September 30, 2018 – $22,251) was recorded as exploration and evaluation expenditures and $20,436 (September 30, 2018 – $9,550) was expensed;

  paid remuneration of $20,609 (September 30, 2018 – $Nil) to an employee (Emile Beaudoin) providing technical services who is an immediate family member of the COO which was recorded as exploration and evaluation expenditures; and

  recorded loans receivable at September 30, 2019 of $85,897 (December 31, 2018 – $40,499) due from the President and COO of the Company.

The Company has an allocation of costs agreement with Goldsource, a company related by common directors and officers (N. Eric Fier, Nicholas Campbell and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. During the nine months ended September 30, 2019, the Company allocated to Goldsource $180,582 (September 30, 2018 – $87,418) for its share of these expenses, of which $15,723 (December 31, 2018 – $79,105) was receivable from Goldsource at September 30, 2019.

9.      OUTSTANDING SHARE CAPITAL

As of November 8, 2019, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:			92,490,015
	$ per share	Expiry
Warrants:	$1.45 - $4.03	Dec 19, 2019 - Jan 11, 2021	2,381,001
Options:	$0.16 - $8.21	Jun 30, 2020 - Oct 17, 2024	7,965,000
Fully Diluted			102,836,016

10.   OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2019, the Company had no off-balance sheet arrangements, such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instrument obligations, or any obligations that trigger financing, liquidity, market, or credit risk to the Company.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

11.    PROPOSED TRANSACTION

As at September 30, 2019, and the date hereof, the Company had no disclosable proposed transaction. It is the Company’s policy not to disclose transactions until they are fully executed.

12.    CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company’s accounting policies during Q3, 2019. Refer to the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and 2018, note 2 for information on the adoption of IFRS 16 which occurred in Q1, 2019.

13.    RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Risks inherent in the mining business
The business of exploring for mineral resources is inherently risky. Few properties that are explored are ultimately developed into producing mines. The business involves substantial financial risks over a significant period of time that even a combination of careful evaluation, experience, and knowledge may not eliminate. It is impossible to ensure that the Company’s current or proposed exploration programs will result in commercially viable mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, permitting, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search, evaluation, and development of mineral deposits will result in commercial quantities of ore.

No history of operations or earnings
The Company has no history of operations or earnings. The Company is an exploration stage company, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, any future revenues and profits are uncertain. The Company is subject to many risks common to such enterprises, including under capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that an investor will be successful in achieving a return on an investment in the common shares of the Company, and the likelihood of success must be considered in light of its early stage of development.

Additional capital and financing risks
The Company plans to focus on exploring for minerals, and will use its working capital to carry out such exploration. The Company has no source of operating cash flow. The exploration and development of the Company’s properties may be dependent upon the Company’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s projects, and the Company may become unable to acquire and retain its property interests.

Foreign operations
The Company’s properties are located in Mexico, and therefore exposed to various levels of political, economic, and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities, and appropriation of assets. Some of the Company’s properties may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Title to assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of certain claims in which it holds direct or indirect interest and, therefore, the precise area and location of such claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2019	TSX: SIL | NYSE American: SILV

Surface rights
A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company’s mineral concessions that are overlain by significant habitation or industrial users; however, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos”, and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

Commodity markets
The price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may, in the future, be adversely affected by declines in the price of precious and base metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions; interest rates; exchange rates; inflation or deflation; currency exchange fluctuations; global and regional supply and demand; production and consumption patterns; speculative activities; increased production due to improved mining and production methods; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection; and international political and economic trends, conditions and events. If these or other factors adversely affect the price of precious and base metals, the market price of the Company’s securities may decline.

Environmental factors
All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

14. CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2 to the audited consolidated financial statements for the year ended December 31, 2018).

15. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the nine months ended September 30, 2019, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.